[redacted]

05012160

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

October 27, 2005

File No. 82 - 3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RECEIVED
2005 OCT 31 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	October 27, 2005	Unaudited Financial Results for the quarter ended September 30, 2005
2	Circular issued by the Securities and Exchange Board of India	October 27, 2005	Secretarial Audit Report for the quarter ended September 30, 2005.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Enc: a/a

PROCESSED
NOV 01 2005
THOMSON FINANCIAL

dlw 10/31

o/c

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

October 27, 2005

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.2272 3121 / 2272 3710

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No. 2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001
Fax No.033-2210 4486 / 2220 6928

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended September 30, 2005.

In continuation of our letter dated October 15, 2005, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter/half-year ended September 30, 2005, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Enc: a/a

Meeting of the Board of Directors of the Company held on 27th October 2005

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF – YEAR ENDED 30th SEPTEMBER 2005
(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year Ended 31st March
		2005	2004	2005	2004	2005 (Audited)
1.	Turnover	22,893	17,864	42,777	33,610	73,164
	Less: Excise Duty Recovered on Sales	2,176	1,700	4,276	3,166	7,113
	Net Turnover	**20,717**	**16,164**	**38,501**	**30,444**	**66,051**
2.	Other Income	222	296	416	643	1,450
3.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(799)	706	(2,289)	(88)	524
	(b) Consumption of raw materials	15,228	10,657	28,769	21,161	45,932
	(c) Staff cost	259	185	512	363	846
	(d) Other expenditure	2,317	1,446	4,232	3,033	5,937
4.	Interest	222	434	458	902	1,469
5.	Depreciation	804	914	1,595	1,830	3,724
6.	**Profit before tax**	**2,908**	**2,118**	**5,640**	**3,886**	**9,069**
7.	Provision for Current Tax (including Fringe Benefit tax)	251	166	497	297	705
8.	Provision for Deferred Tax	176	200	352	400	792
9.	**Net Profit**	**2,481**	**1,752**	**4,791**	**3,189**	**7,572**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,396	1,394	1,396	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					36,280
12.	**Earnings per share (of Rs. 10)**					
	(Not Annualised)					
	Basic	17.8	12.5	34.4	22.8	54.2
	Diluted	17.8	12.5	34.4	22.8	54.2
13.	**Aggregate of non-promoter shareholding**					
	- **Number of Shares (in crores)**	74.21	74.47	74.21	74.47	74.19
	- **Percentage of Shareholding (%)**	53.25	53.33	53.25	53.33	53.24

Notes:

1. 1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company has filed an application with the Honourable High Court of Mumbai to demerge certain undertakings into four new resulting companies. The shareholders, secured and unsecured creditors at their respective meetings held on 21st October 2005, have approved the demerger scheme as directed by the High Court of Mumbai with effect from the appointed date i.e., 1st September, 2005. The Company has filed a petition along with the Scheme with the Honorable High Court of Mumbai for approving the scheme. Necessary accounting effect shall be given once the scheme becomes effective.

3 (a) The Company, based on the report by international valuers, has revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar as at 1st August 2005 by an amount of Rs 22,497 crores (US$ 5,111 million) and an equivalent amount has been credited to Revaluation Reserve Account. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 353 crores (US$ 80 million) for the half-year ended 30th September 2005 and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

(b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 22 crores (US$ 5 million) for the half-year ended 30th September 2005 and an equivalent amount, which was hitherto being withdrawn from General Reserves, has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

4. During the quarter the Company has appropriated an amount of Rs 12,850 crores from the Profit and Loss Account to the General Reserve.

5. During the quarter Reliance Industries (Middle East) DMMC, Relene Petrochemicals e Limited, Reliance Capital Ventures Limited, Reliance Communication Ventures Limited, Global Fuel Management Services Limited, Reliance Energy Ventures Limited, Reliance Power Limited, Reliance Patalganga Power Limited, Reliance Thermal Energy Limited, Hirma Power Limited and Jayamkondam Power Limited have become subsidiaries of the Company.

6. Provision for Current Tax includes, provision for Fringe Benefit Tax of Rs 7 crores (US$ 2 million) for the quarter and Rs 12 crores (US $ 3 million) for the half year. (Previous Year Rs NIL)

7. There were no investors' complaints pending as on July 1, 2005. All the 2,983 complaints received during the quarter were resolved and no complaints were outstanding as on 30th September 2005.

8. The statutory auditors of the Company have carried out a Limited Review of the results for half-year ended 30th September 2005.

9. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 27th October 2005 approved the above results and its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER 2005

Rs Crores

		Quarter Ended 30th September				Half Year Ended 30th September				Year ended 31st March	
		2005		2004		2005		2004		2005 (Audited)	
1.	**Segment Revenue**										
	- Petrochemicals	8,171		7,189		14,841		13,656		29,745	
	- Refining	18,595		12,980		34,690		25,080		51,700	
	- Others	441		500		854		1,010		2,623	
	Gross Turnover (Turnover and Inter Divisional Transfers)	27,207		20,669		50,385		39,746		84,068	
	Less: Inter Segment Transfers	4,314		2,805		7,608		6,136		10,358	
	Turnover	**22,893**		**17,864**		**42,777**		**33,610**		**73,710**	
	Less: Excise Duty Recovered on Sales	2,176		1,700		4,276		3,166		7,113	
	Net Turnover		**20,717**		**16,164**		**38,501**		**30,444**		**66,597**
2.	**Segment Results**										
	- Petrochemicals	1,279		1,041		2,161		1,927		3,762	
	- Refining	1,532		1,249		3,319		2,363		5,521	
	- Others	247		276		466		545		1,192	
	Total Segment Profit before Interest and Tax		**3,058**		**2,566**		**5,946**		**4,835**		**10,475**
	(i) Interest Expense		(222)		(434)		(458)		(902)		(1,474)
	(ii) Interest Income		139		27		282		92		369
	(iii) Other Unallocable Income Net of Expenditure		(67)		(41)		(130)		(139)		(245)
	Profit before Tax		**2,908**		**2,118**		**5,640**		**3,886**		**9,125**
	(i) Provision for Current Tax		(251)		(166)		(497)		(297)		(705)
	(ii) Provision for Deferred Tax		(176)		(200)		(352)		(400)		(792)
	Profit after Tax		**2,481**		**1,752**		**4,791**		**3,189**		**7,628**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**										
	- Petrochemicals		26,628		11,635		26,628		11,635		9,576
	- Refining		27,607		22,643		27,607		22,643		22,636
	- Others		20,139		15,976		20,139		15,976		16,282
	- Unallocated Corporate		14,407		12,206		14,407		12,206		15,684
	Total Capital Employed		**88,781**		**62,460**		**88,781**		**62,460**		**64,178**

Notes to Segment Information for the half-year ended 30th September 2005:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, conducted mainly through investment in associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile
      - Communication
      - Power
      - Finance and Risk management

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2005 are on a consolidated basis.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

October 27, 2005

o/c.

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

October 27, 2005

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.2272 3121 / 2272 3710

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No. 2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001
Fax No.033-2210 4486 / 2220 6928

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
27/10/5 15:22

Dear Sir,

Re: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended September 30, 2005, in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e., October 27, 2005.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Enc: a/a

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 2287 1099 / 5639 1101 (3 LINES) VBH - 2287 1806 • FAX : 2285 6237
63, FREE PRESS HOUSE, 6TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-5639 1103 / 5639 1105 • FAX : 91-22-5639 1105
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

MS-147/H-891/BB

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2005**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 30325211 Fax No : 022 - 30325110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai 3. The Calcutta Stock Exchange Association Limited, Kolkata

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 35 08 041	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	139 35 08 041	100.000
12	Held in dematerialised form in CDSL	6 51 27 748	04.674
13	Held in dematerialised form in NSDL	124 64 37 507	89.446
14	Physical	8 19 42 786	05.880
15	Total No. of Shares (12+13+14)	139 35 08 041	

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	22	1 009	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	37	5 605	Delay in receipt of Physical DRF & Share Certificates from DP
	572	33 169	Processed Under NOL
	115	7 977	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**746**	**47 760**	
Pending for more than 21 days	8	526	Non - receipt of Physical DRF & Share Certificates from DP
	3	64	Being processed under NOL.
	5	160	Delay in receipt of Physical DRF & Share Certificates from DP and being processed under NOL.
Total	**16**	**750**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Vinod M Ambani
Tel No : 022 - 30325307
Fax No : 022 - 30325081

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
701, Raheja Centre
214, Nariman Point
Mumbai - 400 021
Tel.: 022 394643 36 / 32 / 34
Fax.: 022 2287 6249

24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Mumbai
Date : 10th October 2005

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

October 27, 2005

File No.82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 47(c)	October 27, 2005	Certificate by Practicing Company Secretary regarding delivery of all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Encl : a/a

ore

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

October 27, 2005

Mr. Ajith Sawant (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Secretary
Calcutta Stock Exchange Assn. Ltd.
7 Lyons Range
Kolkata 700 001

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE....27/10/05 15:22

Dear Sir,

Sub : **Certificate under Clause 47(c)**

We enclose herewith a certificate for the half-year ended 30th September, 2005 duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of the clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Encl : a/a

c.c. : Luxembourg Stock Exchange, Luxembourg

bhupendra k. shroff
m.com., ll.b. (advocate)
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers
29, sir v. thakersey marg
mumbai – 400 020
Tel. : 22035948, 22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Share Transfer Agents M/s. KARVY COMPUTERSHARE PRIVATE LIMITED, 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034 has in relation to the half-year ended on 30th September, 2005, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

bhupendra k. shroff practicing company secretary FCS - 24 CP - 116

BHUPENDRA K. SHROFF
Company Secretary
C.P. No. 116

Place: Mumbai
Dated: October 26, 2005

bhupendra k. shroff
504, dalamal chambers,
29, sir. v. thackersey marg,
bombay-400 020.